UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                      TRANS WORLD ENTERTAINMENT CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89336Q100
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 3, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    89336Q100
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only
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  4)   Source of Funds (See Instructions):  WC
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  6,911,881*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     19.1%*
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  14)  Type of Reporting Person (See Instructions):       IA
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* As of March 3, 2004, 1,483,650 shares of Trans World Entertainment Corporation
(the "Company") common stock, par value $0.01 per share (the "Common Stock"), were owned by Cerberus Partners, L.P., a limited partnership organized under the laws of Delaware ("Cerberus"); 670,530 shares of the Common Stock were owned by Cerberus Institutional Partners, L.P., a limited partnership organized under the laws of Delaware ("Institutional"); and 3,194,235 shares of the Common Stock were owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). In addition, as of such date, 1,563,466 shares of the Common Stock were owned in the aggregate by certain private investment funds (collectively, the "Funds"). Stephen Feinberg possesses sole power to vote and direct the disposition of all shares of the Common Stock owned by each of Cerberus, Institutional, International and the Funds. Therefore, for the purposes of Regulation Section 240.13d-3, Stephen Feinberg is deemed to be the beneficial owner of 6,911,881 shares of the Common Stock, or 19.1% of the shares of Common Stock deemed to be outstanding as of March 3, 2004. See Item 5 for further information.

Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Stephen Feinberg, whose business address is 299 Park Avenue, 22nd Floor, New York, New York 10171. Mr. Feinberg serves as (i) the managing member of Cerberus Associates, L.L.C., which is the general partner of Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), and (ii) through one or more intermediate entities, the investment manager for each of Cerberus Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), and certain other private investment funds (collectively, the "Funds"). Cerberus, Institutional, International, and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

          Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended November 1, 2003, as of December 1, 2003 there were outstanding 36,192,014 shares of the Common Stock. As of March 3, 2004, 1,483,650 shares of the Common Stock were owned by Cerberus; 670,530 shares of the Common Stock were owned by Institutional; 3,194,235 shares of the Common Stock were owned by International and 1,563,466 shares of the Common Stock were owned in the aggregate by the Funds. Stephen Feinberg possesses sole power to vote and direct the disposition of all shares of the Common Stock owned by each of Cerberus, Institutional, International and the Funds. Therefore, for the purposes of Regulation Section 240.13d-3, Stephen Feinberg is deemed to be the beneficial owner of 6,911,881 shares of the Common Stock, or 19.1% of the shares of Common Stock deemed to be outstanding as of March 3, 2004.

          The following table details the transactions during the sixty days prior to March 3, 2004 in shares of Common Stock, or securities convertible into, exercisable for or exchangeable for shares of Common Stock, by Mr. Feinberg or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction):

                                   I. Cerberus
                                   -----------

                                   (Purchases)

                                      NONE


                                     (Sales)

          Date                       Quantity                   Price
          ----                       --------                   -----

      March 3, 2004                   2,150                     $10.793



                                II. Institutional
                                -----------------

                                   (Purchases)

                                      NONE


                                     (Sales)

          Date                       Quantity                   Price
          ----                       --------                   -----

      March 3, 2004                     970                     $10.793



                               III. International
                               ------------------

                                   (Purchases)

                                      NONE


                                     (Sales)

          Date                       Quantity                   Price
          ----                       --------                   -----

      March 3, 2004                    4,615                    $10.793



                                  IV. The Funds
                                  -------------

                                   (Purchases)

                                      NONE


                                     (Sales)

          Date                       Quantity                   Price
          ----                       --------                   -----

      March 3, 2004                   2,265                     $10.793

                                    Signature
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      March 4, 2004


                                       /s/ Stephen Feinberg
                                      ------------------------------------------
                                      Stephen Feinberg,  in  his capacity as the
                                      managing  member of  Cerberus  Associates,
                                      L.L.C.,  the  general  partner of Cerberus
                                      Partners,  L.P.,  and  as  the  investment
                                      manager for each of Cerberus Institutional
                                      Partners,  L.P.,  Cerberus  International,
                                      Ltd. and certain private  investment funds



      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).